Exhibit 99.1

Materialise NV Announces Results of 2025 Annual General Shareholders’ Meeting and Extraordinary Shareholders’ Meeting

Leuven, Belgium – June 12, 2025—Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its Annual General Shareholders’ Meeting held on Tuesday, June 3, 2025 at 10.00am (CET).

During the Annual General Shareholders’ Meeting, the shareholders approved all resolutions, including the Belgian GAAP statutory annual accounts for the fiscal year 2024.

The shareholders also elected the following directors to serve until the next Annual General Shareholders’ Meeting:

Mr. Wilfried Vancraen
Mr. Peter Leys
A TRE C CVOA, represented by Mr. Johan De Lille
Ms. Hilde Ingelaere
Mr. Jurgen Ingels
Ms. Marleen Mannekens
Ms. Godelieve Verplancke
Mr. Bart Luyten
Mr. Volker Hammes
Mr. Sander Vancraen

Materialise NV also announced the results of the votes cast at its Extraordinary Shareholders’ Meeting where all the proposed resolutions were approved. These included an amendment to the articles of association to renew the authorization to the Board of Directors to increase the authorized capital, as well as an amendment to the statutory date of the Annual General Shareholders’ Meeting starting in 2026.

As noted above, Marleen Mannekens was elected as a new director of Materialise NV. Ms. Mannekens has served as a financial counselor since November 2024, and previously, as a Partner at Grant Thornton Belgium from April 2021 to October 2024. Ms. Mannekens also serves as a guest-professor at Vives University of Applied Sciences since September 2024, a guest-professor at Ghent University since September 2023, and a guest-professor at Karel de Grote Hogeschool since September 2016. Further, from November 2012 to September 2020, Ms. Mannekens served as an Assurance Partner at Ernst & Young LLP. Ms. Mannekens serves as a member of the board of directors and audit committee of Euler Hermes North America Insurance Company (an affiliate of Alliance Trade), since October 2024 and as a director and chairperson of the audit and risk committee of Euler Hermes SA (commercial name Alliance Trade) since January 2020 and of Euler Hermes Group SAS since July 2021. She is also a member of the board of directors and member of the audit committee and finance committee of AZ Alma , a regional hospital, since January 2024 and a director of Patronale Dienst voor Organisatie en Kontrole van de Bestaanszekerheidsstelsels since June 2023. Ms Mannekens is a member of several technical committees at the Belgian Institute of chartered accountants (IBR/IRE) and was recently appointed as vice chair of the ICCI, which is a Foundation for information and research for public accountants.  Ms. Mannekens holds a Master’s degree in Business Engineering from Solvay Business School and a Master’s degree in Tax Management from Solvay Brussels School of Economics and Management.

About Materialise NV

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

For additional information, please visit: www.materialise.com

Kristof Sehmke

Materialise NV

kristof.sehmke@materialise.be